SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549


                                FORM 11-K

(MARK ONE)
\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000.

                                   OR

\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   COMMISSION FILE NUMBER 1-66852

      A. FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF DIFFERENT
                   FROM THAT OF ISSUER NAMED BELOW:

                 HASBRO, INC. RETIREMENT SAVINGS PLAN

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                             HASBRO, INC.
                         1027 NEWPORT AVENUE
                       PAWTUCKET, RI 02860-1059


                           REQUIRED INFORMATION

I.     FINANCIAL STATEMENTS

  The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

   Independent Auditors' Report
   Statement of Net Assets Available for Plan Benefits as of
    December 31, 2000 and 1999.
   Statement of Changes in Net Assets Available for Plan Benefits for
    each of the years in the two-year period ended December 31, 2000. Notes to Financial Statements

   Supplemental Schedule:
    Schedule H, Line 4i - Schedule of Assets Held for
     Investment Purposes at End of Year

    Other schedules are omitted as the required information is not applicable.

II.    EXHIBITS

23    Consent of Independent Auditors

                               SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Hasbro, Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.



Date: June 29, 2001                        /s/ DAVID D. R. HARGREAVES
      -------------                        --------------------------
                                               David D. R. Hargreaves
                                               Senior Vice President and
                                               Chief Financial Officer
                                               (Principal Financial and
                                               Accounting Officer)


                    INDEPENDENT AUDITORS' REPORT



To the Plan Trustees
Hasbro, Inc. Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Hasbro, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with accounting principles generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                         /S/ KPMG LLP

Providence, Rhode Island
June 1, 2001
                        HASBRO, INC. RETIREMENT SAVINGS PLAN

               Statements of Net Assets Available for Plan Benefits

                            December 31, 2000 and 1999


                                                   2000             1999
                                                   ----             ----
Assets:
    Cash                                       $      5,547          601,141
    Investments                                 274,436,298      275,898,165
                                                -----------      -----------
          Total investments and cash (note 3)   274,441,845      276,499,306

Receivables:
     Employer contribution                              109              -
     Employer profit-sharing contribution               -          4,523,476
     Loans to participants                        4,607,496        3,917,985
     Investment income                                4,010              -
                                                -----------      -----------
         Total receivables                        4,611,615        8,441,461
                                                -----------      -----------
         Total assets                           279,053,460      284,940,767

Liabilities:
    Accounts payable                                  4,580              358
                                               ------------      -----------
         Total liabilities                            4,580              358
                                               ------------      -----------
    Net assets available for plan benefits    $ 279,048,880      284,940,409
                                               ============      ===========



See accompanying notes to financial statements.









                        HASBRO, INC. RETIREMENT SAVINGS PLAN

            Statements of Changes in Net Assets Available for Plan Benefits

                       Years ended December 31, 2000 and 1999


                                                        2000            1999
                                                       ------          ------
Additions to net assets attributed to:
 Investment (loss) income:
   Net (depreciation) appreciation in fair
     value of investments                         $ (28,130,525)    44,363,252
   Dividends and interest                            18,463,614      6,370,839
                                                    -----------     ----------
       Total investment (loss) income (note 3)       (9,666,911)    50,734,091
                                                    -----------     ----------
Contributions:
  Rollovers                                           1,567,853        574,980
  Employee contributions                             12,725,417      8,623,962
  Employer matching contributions                     8,800,361      1,649,858
  Employer profit-sharing contribution                      -        4,515,157
                                                    -----------     ----------
      Total contributions                            23,093,631     15,363,957
                                                    -----------     ----------
Transfer from Galoob Toys, Inc.
  Savings and Retirement Plan (note 1)                      -        2,790,958
Transfer from MicroProse 401(k) Plan (note 1)               -        5,085,753
Transfer from Wizards of the Coast 401(k)
  Profit Sharing Plan and Trust (note 1)             16,078,101            -
                                                    -----------     ----------
          Total additions                            29,504,821     73,974,759

Termination, withdrawal and retirement
  payments directly to participants                  35,165,096     22,047,056
Administrative expenses                                 231,254        260,472
                                                    -----------     ----------
          Net (decrease) increase                    (5,891,529)    51,667,231

Net assets available for plan benefits:
 Beginning of year                                  284,940,409    233,273,178
                                                    -----------    -----------
 End of year                                      $ 279,048,880    284,940,409
                                                    ===========    ===========

See accompanying notes to financial statements.
                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 2000 and 1999

 (1) Description of Plan

   The following brief description of the Hasbro, Inc. Retirement Savings Plan (the Plan) is provided for general information purposes only.
   Participants  should  refer  to  the  Plan  agreement  for  more   complete
   information.

   (a) General

       The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The 401(k) feature is available to substantially all domestic employees of Hasbro, Inc. (the Company). Participation in the Plan is voluntary and eligibility provisions apply.

       Effective August 16, 2000, the Wizards of the Coast 401(k) Profit Sharing Plan and Trust (WOTC Plan) was merged into the Plan. On July
       1, 2000, participants of the WOTC Plan were eligible to make contributions to the Plan. Effective December 30, 1999, the Galoob Toys, Inc. Savings Plan and the MicroProse 401(k) Plan were merged into the Plan.

   (b) Contributions

       Effective January 1, 2000, eligible employees may contribute up to 18% of their gross pay, limited to an annual maximum of $10,500 in 2000. Contributions may be limited to less than 18% to enable the Company to meet IRS discrimination regulations. Prior to January 1, 2000, eligible employees could contribute 15% of their gross pay, limited to an annual maximum of $10,000 in 1999. Effective January 1, 2000, the Company makes a matching contribution, except for Milton Bradley union employees, of 200% of the first 2% of participants' contributions, plus a 50% match of the next 4% of participants' contributions up to 6% of their gross pay. In 1999 the Company made a matching contribution of 25% of participants' contributions up to 6% of their gross pay. Effective January 31, 2000 for Milton Bradley union employees the Company makes a 25% matching contribution of the participants' contributions up to 6% of their gross pay. During 1999 and January 2000 for Milton Bradley union employees the Company made a matching contribution of 15% of participants' contributions up to 6% of their gross pay. Effective January 1, 2000, the discretionary profit-sharing feature was eliminated.

   (c) Benefits

       All participants currently employed by the Company own, or are vested in, 100% of the total value of their plan account, including the Company's 401(k) matching contribution to the Plan except for Milton Bradley union employees who become 100% vested in Company contributions on January 1 following one year of service. For those participants who retired or left the Company prior to January 1, 2000 (July 1, 2000 for Wizards of the Coast), vesting is determined by the Plan document in effect at that time. A participant's entire vested account will be paid upon retirement, disability, or termination of employment. The account balance will be paid to a beneficiary upon death of the participant.


                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 2000 and 1999

       Participants of the Plan have the option of receiving their account either in a lump sum or in periodic installments. Participants, except for terminated participants, may also make in-service withdrawals from their Pre-Tax Savings Contribution Account in the event a demonstrated severe financial hardship as defined by the IRS Safe Harbor rules. Participants who have reached age 59 1/2 may make in-service withdrawals from their vested accounts in the Plan for any reason.

   (d) Participant Loans

       The maximum loan available to each participants is the lessor of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear a fixed interest rate based on the prime rate published in the Wall Street Journal. Repayment of the loan must be made over a period not to exceed five years, unless it is for the purchase of a primary residence then the loan period cannot exceed ten years.


(2) Summary of Accounting Policies

   (a) Basis of Accounting

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

       The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

   (b) Investments

       Investments are stated at fair value. Company stock held in the Hasbro Stock Fund is valued at the composite closing price on the New York Stock Exchange. The fair value for all other investments is determined daily by the trustee on a per share basis using security prices quoted on national exchanges, and amortized cost in the case of any short-term and money market securities held. Participant notes receivable are valued at cost, which approximates fair value.

       Security transactions received prior to 4:00 pm Eastern time by Fidelity are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.


                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 2000 and 1999

       Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

   (c) Contributions

       Contributions from employees are accounted for when such contributions are deducted from wages. The Company's matching contributions are accrued at the time the employee's contributions are deducted.

   (d) Payments of Benefits

       Benefits are recorded when paid.

   (e) Administrative Expenses

       The Plan bears all costs and general expenses incurred with regard to legal and communication fees, independent fund managers and the purchase and sale of investments. The Company bears the
       administrative   expenses,   principally   payroll   costs   of    Plan
       administration.


(3) Investment Information

   Participants may elect to have their accounts invested in one or more of the investment funds offered by the Plan. Investment funds offered by the Plan include the following nationally traded mutual funds: the Fidelity Magellan Fund, Fidelity Freedom Income Fund, the Fidelity Equity Income Fund, the Fidelity Growth Fund, the Fidelity Freedom 2000, the Fidelity Freedom 2010, the Fidelity Freedom 2020, the Fidelity Freedom 2030, the Fidelity Freedom 2040, the Dreyfus Emerging Leaders Fund, the PIMCO Total Return Fund, the Spartan US Equity Index Fund, and the Fidelity Diversified International Fund.

   Participants can elect to invest in the Hasbro Stock Fund which is a unitized company stock fund that invests in the stock of Hasbro, Inc. and some short term investments designed to allow participants to buy and sell without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of stock.

   Participants may also elect to invest their funds in the Fleet Stable Asset Fund. This fund is managed by Fleet Investment Advisors, Inc. and invests in fixed income contracts. This fund yielded approximately 6.5% and 6.1% for 2000 and 1999, respectively.

   The Wizards of the Coast Stable Value Asset Fund was frozen on the Plan merger date. This fund was held by Fidelity at December 31, 2000.
                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 2000 and 1999

   Mellon Bank, N.A. (the Bank) was the Trustee of the Plan for the year ended December 31, 1999, except for the assets that were transferred on December 30, 1999, from the Galoob Toys, Inc. Savings and Retirement Plan and the MicroProse 401(k) Plan which Fidelity Management Trust Company was the Trustee. On January 1, 2000, Fidelity Investments became the Trustee of the entire Plan.

   During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value by $(28,130,525) and $44,363,252, respectively as follows:



                                                    Year Ended December 31,
                                                     2000             1999
                                                    ------           ------
   Shares in Registered Investment Companies    $(28,132,624)      44,283,717
   Hasbro, Inc. Common Stock Fund                      2,099             -
   Common/Collective Trusts                             -              79,535
                                                 -----------       ----------
                                                $(28,130,525)      44,363,252
                                                  ===========       ==========

(4) Related Party Transactions

   Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


(5) Plan Termination

   Upon termination of the Plan and Trust, each Participant shall be entitled to receive the vested amount standing to the credit of his account as of the final valuation date. The Trustee shall make payments of such amounts as directed by the Plan Administrator.

   Although the Company has not expressed any intent to do so, it reserves the right to terminate the Plan at any time subject to ERISA provisions.


(6) Federal Income Taxes

   The Internal Revenue Service issued a determination letter on August 17, 1995, which stated that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
                                                                   Schedule 1

                         HASBRO, INC. RETIREMENT SAVINGS PLAN

           Statements of Assets Held for Investment Purposes at End of Year

                        Years ended December 31, 2000 and 1999

    Issuer                       Investment Description         Current Value
    ------                       -----------------------        -------------
Fidelity Magellan Fund            Shares in registered         $ 84,514,342 **
                                   investment company

Fidelity Equity Income Fund       Shares in registered           42,781,191 **
                                   investment company

Fidelity Growth Fund              Shares in registered           66,752,421 **
                                   investment company

Fleet Stable Asset Fund           Common/collective trusts       47,887,061 **

Fidelity Freedom Income Fund      Shares in registered              482,806
                                   investment company

Fidelity Freedom 2000             Shares in registered              646,592
                                   investment company

Fidelity Freedom 2010             Shares in registered           12,159,099
                                   investment company

Fidelity Freedom 2020             Shares in registered            1,462,433
                                   investment company

Fidelity Freedom 2030             Shares in registered            2,141,670
                                   investment company

Fidelity Freedom 2040             Shares in registered                8,635
                                   investment company

Dreyfus Emerging Leaders Fund     Shares in registered            4,847,570
                                   investment company

PIMCO Total Return Fund           Shares in registered            1,088,818
                                   investment company

Spartan US Equity Index Fund      Shares in registered            3,901,368
                                   investment company

Fidelity Diversified              Shares in registered            5,095,912
 International Fund                investment company

WOTC Stable Asset Frozen Fund     Common/collective trusts          440,779

Hasbro Stock Fund                 Common Stock of Hasbro, Inc.      225,601
                                                                -----------
  Investments                                                  $274,436,298
                                                                ===========

Loans to Participants             Interest rate 8.5% to 9.5%   $  4,607,496 *

 *Party-in-interest

**Represents greater than 5% of Plan assets at December 31, 2000.

See accompanying independent auditors' report.